



02037722

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



SEC MAIL
PROCESSING
SECTION
WASH. D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 29, 2002

Telesystem International Wireless Inc.
(Translation of registrant's name into English)

1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



For Immediate Publication

Highlights
For the first quarter ended March 31, 2002
All amounts are in US$, unless otherwise stated

TIW Reports EBITDA of $51 Million and Operating Income of $17 Million for First Quarter

- Consolidated operating income before depreciation and amortization (EBITDA) from continuing operations increased 261% to $50.7 million compared to $14.1 million for the first quarter of 2001.
- Total subscribers from continuing operations increased 84% to 3,253,900 compared to 1,765,400 at the end of the first quarter of 2001. Net additions reached 317,900, an increase of 24% from the same period last year.
- Proportionate subscribers from continuing operations rose 226.4% to 1,388,700 from 425,500 at the end of the first quarter of 2001, reflecting subscriber growth and the increase in TIW's economic interest in ClearWave N.V. On a comparable basis, the increase in proportionate subscribers was up 74% from 799,600 subscribers in 2001.
- In Romania, MobiFon added 176,900 net subscribers for the first quarter for a total of 2,180,500 subscribers. Service revenues increased 23% to $96.0 million and EBITDA rose 31% to $52.6 million. Operating income was up 39% to $32.0 million. MobiFon declared a dividend of approximately $27.6 million and paid the first installment of $11.4 million shortly after the end of the quarter.
- In the Czech Republic, Český Mobil added 128,700 net subscribers compared to 101,200 for the first quarter last year to reach 987,100 total subscribers, an increase of 145% compared to 402,900 at the end of the first quarter of 2001. Service revenues more than doubled to $42.7 million and the company recorded EBITDA of $0.9 million, its first positive EBITDA on a quarterly basis, compared to negative EBITDA of $19.1 million for the first quarter of last year.
- Consolidated services revenues increased 37% to $138.7 million. This strong revenue growth, combined with lower selling, general and administrative ("SG&A") expenses as well as relatively modest increases in other operating expenses, resulted in operating income of $16.6 million compared to an operating loss of $13.0 million for the first quarter of last year.


TIW

- Income from continuing operations and net income were $39.5 million, or $0.12 basic and diluted earnings per share, including a pre-tax non-cash gain of $47.7 million related to the financial restructuring completed during the quarter. For the first quarter of 2001, the Company recorded a loss from continuing operations of $40.4 million or $1.76 per share and a $227.4 million loss from discontinued operations bringing net loss to $248.3 million or $15.91 per share.


TIW

PRESS RELEASE
For the first quarter ended March 31, 2002
All amounts are in US$, unless otherwise stated

TIW REPORTS EBITDA OF $51 MILLION AND OPERATING INCOME OF $17 MILLION FOR FIRST QUARTER

Montreal, Canada, May 17, 2002 – Telesystem International Wireless Inc. (TSX, "TIW", Nasdaq, "TIWI") today reported its results for the first quarter ended March 31, 2002.

Consolidated operating income before depreciation and amortization (EBITDA) from continuing operations increased 261% to $50.7 million compared to $14.1 million for the first quarter of 2001. This solid improvement resulted from the continued solid performance in Romania and a first quarter of positive EBITDA in the Czech Republic.

Total subscribers from continuing operations increased 84% to 3,253,900 compared to 1,765,400 at the end of the first quarter of 2001. Net additions reached 317,900, an increase of 24% from the same period last year. Proportionate subscribers from continuing operations rose 226.4% to 1,388,700 from 425,500 at the end of the first quarter of 2001, reflecting subscriber growth and the increase in TIW's economic interest in ClearWave N.V. On a comparable basis, the increase in proportionate subscribers was up 74% from 799,600 subscribers in 2001.

"The first quarter results confirm the strength of our operations in Romania and the excellent growth potential of the cellular market in that country," said Bruno Ducharme, President and Chief Executive Officer of TIW. "In the Czech Republic, we have attained positive EBITDA on a quarterly basis within two years of commercial operation, a noteworthy accomplishment for a third cellular entrant."

During the first quarter, MobiFon S.A., TIW's indirect subsidiary held through ClearWave, declared a dividend of approximately $27.6 million and paid the first installment of $11.4 million shortly after the end of the quarter. ClearWave's portion was $7.3 million. The balance of the dividend will be paid by MobiFon in July and October of this year, subject to MobiFon meeting certain financial tests at the end of the second and third quarters.

"MobiFon is a star performer in the global telecommunications sector. It continues to achieve excellent financial results, placing the company in the top tier of mobile operators on a worldwide basis in terms of profitability," noted Mr. Ducharme.


TIW

Results of Operations

Consolidated services revenues increased 37% to $138.7 million compared to $101.1 million for the first quarter of 2001. This strong revenue growth, combined with lower selling, general and administrative ("SG&A") expenses as well as relatively modest increases in other operating expenses, resulted in operating income of $16.6 million compared to an operating loss of $13.0 million for the first quarter of last year.

Income from continuing operations and net income were $39.5 million, or $0.12 basic and diluted earnings per share, including a pre-tax non-cash gain of $47.7 million related to the financial restructuring completed during the quarter. For the first quarter of 2001, the Company recorded a loss from continuing operations of $40.4 million or $1.76 per share and a $227.4 million loss from discontinued operations bringing net loss to $248.3 million or $15.91 per share.

SEGMENTED RESULTS

MobiFon S.A. – Romania

MobiFon added 176,900 net subscribers for the first quarter for a total of 2,180,500 subscribers. This compares to the net addition of 143,200 subscribers for a total of 1,315,000 subscribers at the end of the first quarter of 2001. The pre-paid/post-paid mix was 64/36 at the end of the quarter and the average monthly churn rate for the quarter was 1.4%. As of March 31, 2002, MobiFon estimates it held a 53.5% share of the wireless market in Romania.

Service revenues increased 23% to $96.0 million compared to $78.0 million for the first quarter last year. SG&A expenses declined to 22% of service revenues compared to 24% in the first quarter of 2001. EBITDA increased 31% to $52.6 million compared to $40.2 million for the same period last year, and EBITDA margin improved to 55% of service revenues from 51% in 2001. Operating income rose 39% to $32.0 million compared to $23.1 million for the first quarter of 2001.

Český Mobil a.s. – Czech Republic

Český Mobil added 128,700 net subscribers compared to 101,200 for the first quarter last year to reach 987,100 total subscribers, an increase of 145% compared to 402,900 at the end of the first quarter of 2001. The pre-paid/post-paid mix was 73/27 at the end of the quarter. The Company accounted for approximately 24% of net additions in the Czech Republic for the quarter and estimates it held 13% of the national cellular market as of March 31, 2002. On April 17, 2002, Český Mobil attained the one million subscriber milestone.



Service revenues more than doubled to $42.7 million compared to $20.5 million for the first quarter of last year. The company recorded EBITDA of $0.9 million, its first positive EBITDA on a quarterly basis, compared to negative EBITDA of $19.1 million for the first quarter of last year. This strong improvement reflects the revenue impact of rapid subscriber growth and economies of scale. SG&A expenses declined to 39% of service revenues compared to 75% of service revenues for the same period last year. Operating loss improved to $12.6 million compared to $28.8 million for the first quarter of 2001.

Corporate and Other

The Company's wireless operations in India and other corporate activities recorded negative EBITDA of $2.7 million for the period compared to negative EBITDA of $7.0 million for the first quarter of 2001. The improvement reflects mainly a reduction in corporate overhead following the Company's restructuring.

Discontinued operations

On March 5, 2002 the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. Subsequent to March 31, 2002 there has been a significant deterioration in the U.S. dollar equivalent trading values of shares of the Company's Brazilian cellular operations and those of other wireless telecommunications companies in Brazil, due to a general decline in wireless valuations and exchange rate fluctuations. A decline in the estimated proceeds from disposal of these assets may require a realization, in whole or in part, of the cumulative translation adjustment losses included as a component of equity related to these investments and a reduction in the carrying value of the assets.

The Company holds its interests in the Brazilian cellular operations through Telpart S.A. ("Telpart"), a Brazilian holding company. Since July 2000, the Company has initiated several legal proceedings in order to invalidate certain changes to the ownership structure of Telpart, to ascertain its rights over the management and control of its Brazilian affiliates and to recover damages. Court decisions on these proceedings are expected in the near term. The Company cannot predict the outcome of these and other legal proceedings which may affect its ability and right to exercise joint control over Telpart and to realize on its investment.

Liquidity and Capital Resources

Cash and cash equivalents increased by $22.5 million for the first quarter to $108.0 million, including $44.0 million at the corporate level.

Reflecting mainly an increase in income from continuing operations before depreciation and amortization, operating activities provided $18.9 million in the first quarter of 2002 as compared to using $32.5 million in the corresponding period of 2001.

Investing activities used cash of $54.6 million, mainly for the acquisition of capital assets related to cellular networks in Romania and the Czech Republic.



Financing activities provided cash of $61.2 million, reflecting net proceeds of $41.2 million from the recapitalization described below, $13.5 million from long-term debt and $15.0 million from investees' shares issued to non-controlling interest, partially offset by a decrease of $8.5 million in the senior secured corporate credit facility.

During the first quarter, the Company completed several transactions contemplated by a recapitalization plan including, on February 5, 2002, an issuer bid and amendment of the 7.00% Equity Subordinated Debentures which resulted in the retirement of all but CDN$ 1.25 million of these debentures. On that same date, the Company converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest into Subordinated Voting Shares. On February 5 and 28, 2002, the Company also completed an exchange of 33.7 million Units and an equity financing of $51.7 million. Net cash proceeds to the Company in the quarter from the above transactions were $41.2 million. The Company has also converted all of its Multiple Voting Shares into Subordinate Voting Shares.

As a result of the above transactions, the Company realized a gain of $47.7 million, recorded the contribution of $244.0 million of additional paid-in-capital and issued 451.7 million Subordinated Voting Shares, 35 million Preferred Shares and 34.5 million Warrants having carrying amounts of $356.3 million, $21.4 million and $2.2 million respectively. The Unit exchange accounted for the increase in the Company's equity interest in ClearWave from 45.5% and to 85.6%.

On February 4, 2002, the Company amended the terms of its senior secured corporate credit facility to allow an extension of the maturity of the facility from July 14, 2002 to December 15, 2002 at the Company's option subject to certain conditions. The Company repaid $8.5 million of the facility on February 5, 2002.

As of March 31, 2002, total consolidated indebtedness was $916.5 million, of which $288.5 million was at the corporate level, $261.8 million at MobiFon and $366.2 million at Český Mobil. Total indebtedness at the TIW level was comprised of $75 million due under the corporate bank facility and $212.0 million in 14% Senior Guaranteed Notes and related accrued interest. Both the total consolidated indebtedness and corporate indebtedness figures reflect the Company's financial restructuring and recapitalization which was completed during the first quarter of 2001. Considering the short term maturity of the corporate credit facility, committed cash obligations of the Company for the upcoming 12 months exceed its committed sources of funds and cash on hand.

AGM Webcast

TIW's 2001 Annual General Meeting (AGM) will be accessible live via an audio webcast from our web site. The webcast is scheduled to begin at 1:30 p.m. EDST on Friday, May 17, 2002 (at http://www.tiw.ca).



Conference Call

The conference call with analysts on the first quarter 2002 results for TIW and ClearWave will be made available via an audio web cast from our Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Tuesday, May 21 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on May 21 and 11:59 p.m. on June 21. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1149612.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI") and its Units are listed on the Toronto Stock Exchange ("TIW.UN").

-30-

FOR INFORMATION:

MEDIA:
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

INVESTORS:
SERGE DUPUIS
Telesystem International Wireless Inc.
☎ (514) 673-8443
sdupuis@tiw.ca

Our web site address is www.tiw.ca

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of U.S. dollars, except operating and per share data)

	Three months ended March 31, 2002 $	Three months ended March 31, 2001 $
	(unaudited)	
STATEMENTS OF LOSS AND CASH FLOWS DATA:		
Revenues	**146,801**	106,675
Operating income (loss)	**16,629**	(12,957)
Interest expense, net	**(27,199)**	(30,098)
Foreign exchange gain (loss)	**2,651**	(740)
Gain on debt and unit repurchases	**47,669**	—
Gain on sale of investments	—	3,430
Income (loss) from continuing operations	**39,521**	(20,880)
Loss from discontinued operations	—	(227,420)
Net income (loss)	**39,521**	(248,300)
Basic and diluted earnings (loss) per share		
From continuing operations	**0.12**	(1.76)
From discontinued operations	—	(14.15)
Net income (loss)	**0.12**	(15.91)
Acquisitions of property plant and equipment	**53,808**	31,261
OPERATING DATA FROM CONTINUING OPERATIONS		
Operating income before depreciation and amortization [(1)]	**50,733**	14,067
Proportionate revenues [(2)]	**63,672**	27,220
Proportionate operating income before depreciation and amortization [(2)]	**26,043**	3,163

	As at March 31, 2002 $	As at December 31, 2001 $
	(unaudited)	
BALANCE SHEET DATA:		
Cash and cash equivalents from continuing operations	**108,009**	85,460
Total assets	**1,952,429**	1,906,666
Short-term and long-term debt from continuing operations	**916,535**	912,202
Total capital [(3)]	**1,302,783**	1,377,494
Total shareholders' equity	**129,388**	169,057

OVERVIEW OF CONTINUING OPERATIONS [4]

(as at March 31, 2002)

	Technology	Start-up Date of Operations	Licensed POPs (millions)	Total Subscribers [5]	Equity Interest [6]	Equity POPs (millions)	Equity Subscribers [2]
Central/Eastern Europe Cellular							
Romania	GSM	1997	22.5	2,180,500	54.4%	12.2	1,186,200
Czech Republic	GSM	Q1 2000	10.3	987,100	19.4%	2.0	191,500
			32.8	3,167,600		14.2	1,377,700
Other							
India (Rajasthan)	GSM	1997	56.5	86,300	12.7%	7.2	11,000
			56.5	86,300		7.2	11,000
Total			**89.3**	**3,253,900**		**21.4**	**1,388,700**

(1) The Company uses the term operating income (loss) before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarly titled measures reported by other companies. Operating income (loss) before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2) Proportionate financial figures and other operational data represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3) Consists of shares, warrants and additional paid-in-capital.

(4) The results of Central and Eastern Europe are fully consolidated. India's results are accounted for in a manner similar to the equity method. The results of Telemig and Tele Norte are fully consolidated at the Telpart level. However, the Company proportionately consolidates the results of Telpart, in which it has a 48.9% equity interest but which it jointly controls in terms of voting interest. The results of the Company's interests in Telpart are also reported as discontinued operations.

(5) Figures include 2,121,300 and 46,500 prepaid subscribers in Central and Eastern Europe and India, respectively.

(6) Figures represent the Company's direct and indirect ownership interests in its operations before the exercise of options.


TIW

TELESYSTEM INTERNATIONAL WIRELESS INC.

FIRST QUARTER 2002

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED BALANCE SHEETS *[Note 1]*

(in thousands of U.S. dollars)

	March 31, 2002 $	December 31, 2001 $
		[Note 1]
	(unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	108,009	85,460
Trade debtors	42,843	48,759
Inventories	16,730	15,385
Deferred tax assets	870	3,548
Prepaid expenses	32,784	22,012
Current assets related to discontinued operations	203,218	182,047
Other current assets	13,916	14,546
Total current assets	418,370	371,757
Property, plant and equipment	891,518	871,915
Licenses	95,762	97,667
Goodwill *[Note 2]*	52,606	52,606
Non current assets related to discontinued operations	455,248	470,043
Deferred financing costs	20,653	25,224
Investments and other assets	18,272	17,454
	1,952,429	1,906,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term loans	75,000	83,500
Trade creditors and accrued liabilities	113,174	107,327
Current liabilities related to discontinued operations	180,836	107,727
Deferred revenues	33,026	32,370
Current portion of long-term debt	45,113	44,519
Total current liabilities	447,149	375,443
Long-term debt	796,422	784,183
Deferred tax liabilities	4,749	3,548
Non current liabilities related to discontinued operations	311,530	381,432
Other non current liabilities	17,613	14,775
Non controlling interest	176,547	178,228
Units *[Note 4]*	69,031	—
SHAREHOLDERS' EQUITY *[NOTE 4]*		
Share capital	1,056,594	696,954
Additional paid-in-capital	243,958	—
Equity component of convertible debentures	—	405,195
Units	—	260,843
Warrants	2,231	14,502
Deficit	(1,088,754)	(1,126,015)
Cumulative translation adjustment	(84,641)	(82,422)
Total shareholders' equity	129,388	169,057
	1,952,429	1,906,666

See accompanying Notes

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (UNAUDITED) *[Note 1]*

(in thousands of U.S. dollars, except per share data)

	Three months ended March 31, 2002 $	Three months ended March 31, 2001 $ [Restated, Note 7]
	(unaudited)	
REVENUES		
Services	**138,695**	101,061
Equipment	**8,106**	5,614
	146,801	106,675
Cost of services	**42,231**	40,441
Cost of equipment	**12,977**	9,675
Selling, general and administrative expenses	**40,860**	42,492
Depreciation and amortization	**34,104**	27,024
OPERATING INCOME (LOSS)	**16,629**	(12,957)
Interest expense	**(27,532)**	(31,857)
Interest income	**333**	1,759
Foreign exchange gain (loss)	**2,651**	(740)
Gain on debt and unit exchanges *[Note 4]*	**47,669**	—
Gain on sale of investments	**—**	3,430
Income (loss) before income taxes and non-controlling interest and discontinued operations	**39,750**	(40,365)
Income taxes	**6,829**	—
Income (loss) before non-controlling interest and discontinued operations	**32,921**	(40,365)
Non-controlling interest	**6,600**	19,485
Income (loss) from continuing operations	**39,521**	(20,880)
Loss from discontinued operations	**—**	(227,420)
Net income (loss)	**39,521**	(248,300)
Deficit, beginning of period as previously reported	**(1,126,015)**	(858,602)
Adjustment *[Note 7]*	**—**	14,863
As restated	**(1,126,015)**	(843,739)
Interest paid in shares on convertible debentures	**—**	(11,625)
Accretion of equity component of convertible debentures	**(2,260)**	4,438
Deficit, end of period	**(1,088,754)**	(1,099,226)
Basic and diluted earnings (loss) per share *[Note 3]*		
From continuing operations	**0.12**	(1.76)
From discontinued operations	**—**	(14.15)
Net income (loss)	**0.12**	(15.91)

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) [*Note 1*]

(in thousands of U.S. dollars)

	Three months ended March 31,	
	2002 $	2001 $ [Restated, Note 7]
	(unaudited)	
OPERATING ACTIVITIES		
Income (loss) from continuing operations	**39,521**	(20,880)
Depreciation and amortization	**34,104**	27,024
Accreted interest on long-term debt	**9,372**	555
Non-controlling interest	**(6,600)**	(19,485)
Gain on debt and unit exchanges	**(47,669)**	—
Gain on sale of investments	—	(3,430)
Other non-cash items	**3,538**	3,305
Changes in operating assets and liabilities	**(13,389)**	(19,601)
Cash provided by (used in) operating activities	**18,878**	(32,512)
INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	**(53,808)**	(31,261)
Increase of ownership in subsidiaries	—	(23,239)
Other investments and advances	**(818)**	6,097
Cash used in investing activities	**(54,626)**	(48,403)
FINANCING ACTIVITIES		
Decrease in short-term loans	**(8,500)**	(54,500)
Proceeds from units issued, net of issue costs	—	248,591
Proceeds from shares issued, net of issue costs	—	667
Proceeds from recapitalization, net of costs *[Note 4]*	**41,202**	—
Proceeds from investees' shares issued to non-controlling interest	**14,965**	14,413
Proceeds from long-term debt	**13,530**	—
Cash provided by financing activities	**61,197**	209,171
Net effect of exchange rate translation on cash and cash equivalents	**(732)**	(783)
Cash provided by continuing operations	**24,717**	127,473
Cash used in discontinued operations	**(2,168)**	(1,888)
Increase in cash and cash equivalents	**22,549**	125,585
Cash and cash equivalents, beginning of period	**85,460**	130,675
Cash and cash equivalents, end of period	**108,009**	256,260

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2002
(in thousands of U.S. dollars)

NOTE 1

BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements, with the exception of the change in the Canadian accounting policies mentioned in Note 2. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2001, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

As at March 31, 2002, due to the short term maturity of its corporate credit facility, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company's cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. Between January 1, 2002 and March 13, 2002, the Company has completed several transactions in connection with its Recapitalization Plan [see Note 4]. In addition to these transactions, the Company continues to review opportunities to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its efforts to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets.

NOTE 2

CHANGE IN CANADIAN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted CICA 3870 *Stock-based compensation and other stock based* payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock options with no cash settlement features. The fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required and has been determined as if the Company has accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rates of 5.0%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Company's Subordinated Voting Shares of 40.0%; and a weighted-average expected life of the options of 5 years.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2002
(in thousands of U.S. dollars)

NOTE 2
CHANGE IN CANADIAN ACCOUNTING POLICIES (CONT'D)
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net income under Canadian GAAP would be increased by $0.6 million for the three months ended March 31, 2002, considering all options issued since the beginning of the plans and would not have changed basic and diluted earnings-per-share figures.

In the first quarter of fiscal 2002, the Company adopted the standard in Section 3062, *Goodwill and Other Intangible Assets*, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	Three months ended March 31,	
	2002 $	2001 $
		[Restated, Note 7]
Reported net income (loss)	39,521	(248,300)
Amortization of goodwill from continuing operations	—	507
Amortization of goodwill from discontinued operations	—	2,539
Adjusted net income (loss)	39,521	(245,254)
Adjusted earnings (loss) per share		
Basic and fully diluted	0.12	(15.71)

NOTE 3
EARNINGS (LOSS) PER SHARE
The following is a reconciliation of the basic and fully diluted weighted average number of shares outstanding:

	Three months ended March 31,	
(in thousands)	2002 $	2001 $
Denominator		
Weighted average number of shares and share equivalents outstanding – basic	310,986	16,072
Dilutive effect of Units	2,428	—
Weighted average number of common shares outstanding – diluted	313,414	16,072

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2002
(in thousands of U.S. dollars)

NOTE 4
RECAPITALIZATION
Between January 1, 2002 and March 13, 2002, the Company completed the several transactions contemplated by an agreement between Teleystem Ltd., the Company's largest shareholder, and certain of the Company's other stakeholders ("the Agreement"), as described in Note 18 to its 2001 annual financial statements.

i) **7.00% Equity Subordinated Debentures**
On February 5, 2002, the Company completed an issuer bid and amendment of the 7.00% Equity Subordinated Debentures. The difference in the carrying value of the 7.00% Equity Subordinated Debentures acquired of $97.8 million and the fair value of the Subordinate Voting Shares, warrants, and cash given totaling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in-capital of $60.0 million and as a $1.5 million gain on redemption.

ii) **7.75% Convertible Debentures**
On February 5, 2002, the Company converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001, ("the CDs") for 154.5 million Subordinated Voting Shares. The Company has also issued warrants to certain holders to purchase up to a total of 15 million Subordinate Voting Shares at $1.00 per share on or before September 30, 2002.

The difference in value assigned to both the share issuance of $123.8 million and the fair value of warrants issued of $0.7 million and the carrying value of the 7.75% convertible debentures as at February 5, 2002, of $309.9 million, was recognized as additional paid in capital of $184.9 million, net of expenses of $2.5 million.

iii) **Units Exchange and Equity Financing Commitments**
On February 4, 2002, as a result of a court judgment which had eliminated the deemed conversion feature described in Note 8 to the 2001 annual financial statements, the Units were reclassified from equity to liabilities for accounting purposes. On February 28, 2002, the Company completed the Units exchange and equity financing described in Note 18 to the Company's 2001 annual financial statements. The Unit exchange has resulted in an increase in the Company's equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

On March 13, 2002, all outstanding Special Warrants were converted on a one-for-one basis into 35 million non-voting preferred shares which are convertible into Subordinated Voting Shares of the Company for no additional consideration.

As a result of the above transactions, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.5 million and issued Subordinate Voting Shares, Preferred Shares and warrants having a carrying amount of $184.3 million, $21.4 million and $1.1 million, respectively. The remaining Units will be included in liabilities until their expiry on June 30, 2002 at which date they will be accounted for as non-controlling interest and a gain on disposal of ClearWave shares will be recorded in the event holders of the Units do not elect to exchange the Units for Subordinate Voting Shares.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2002
(in thousands of U.S. dollars)

NOTE 4
RECAPITALIZATION (CONT'D)

iv) **Multiple Voting Shares**
The Company has also converted all of the Multiple Voting Shares, 100% owned by Telesystem Ltd into Subordinate Voting Shares on a one-for-one basis on February 5, 2002.

v) **Corporate Credit Facility**
On February 4, 2002, the Company amended the terms of its senior secured corporate credit facility to allow an extension of the maturity of the facility from July 14, 2002 to December 15, 2002 at the Company's option subject to certain conditions including the granting of additional security and the reduction of the availability under the facility to $75 million. The Company repaid $8.5 million of the facility on February 5, 2002.

vi) **Employee Stock Option Plan**
The Agreement also contemplates that, subject to shareholders' approval, the Company will amend the terms of the Employee Stock Option Plan to provide for the issuance of up to 31.2 million additional options. These options will be granted in two tranches: the first one for 15 million options exercisable at $0.79 per Subordinate Voting Shares and the second tranche of 16.2 million options exercisable at $1.20 per Subordinate Voting Shares. Upon the amendment of the Employee Stock Option Plan, a Performance Unit Plan will become effective. Under the Performance Unit Plan, performance units are issued to certain holders of options granted under the Employees Stock Option Plan. Performance units give right, upon a change of control of the Company, to the payment in cash of the difference between the then market price of the Subordinate Voting Shares of the Company and the threshold price of the performance units. An aggregate of 15.4 million performance units will be issued to option holders at an average threshold price of US$1.50 or Cdn$2.38 per performance unit. For each option granted in the future under the Employees Stock Option Plan to a holder of performance units, one performance unit held by such holder will be cancelled. Following the grant of 15,430,000 performance units, no additional performance units are expected to be granted under the Performance Unit Plan.

NOTE 5
INCOME TAXES
The Company has recorded an income tax expense of $6.8 million for the three months ended March 31, 2002. This amount relates to the Company's operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

NOTE 6
DISCONTINUED OPERATIONS
On March 5, 2002 the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. Subsequent to March 31, 2002 there has been a significant deterioration in the U.S. dollar equivalent trading values of shares of the Company's Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. The public trading values are not the basis upon which the Company determines the value of its Brazilian assets but rather the private market sale value.

NOTE 6

DISCONTINUED OPERATIONS (CONT'D)

However, a significant and sustained decline in these public trading values, as measured in U.S. dollars, may be interpreted as a proxy for a decline in the estimated proceeds from disposal of these assets and require a realization, in whole or in part, of the cumulative translation adjustment losses included as a component of equity related to these investments or a reduction in their carrying value. As at March 31, 2002, substantially all of the cumulative translation adjustment losses included as a component of equity were related to the Company's investments in Brazil.

The Company holds its interests in the Brazilian cellular operations through Telpart S.A. ("Telpart"), a Brazilian holding company. Since July 2000, the Company has initiated several legal proceedings in order to invalidate certain changes to the ownership structure of Telpart, to ascertain its rights over the management and control of its Brazilian affiliates, and to recover damages. Court decisions on these proceedings are expected in the near term. The Company cannot predict the outcome of these and other legal proceedings which may affect its ability and right to exercise joint control over Telpart and to realize on its investment.

NOTE 7

COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this three-month period ended March 31, 2002 interim consolidated financial statements, with respect to discontinued operations and a change in accounting policy regarding foreign currency translation as described in Note 3 to the 2001 annual financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 8
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTH ENDED MARCH 31,							
	2002				2001 [Restated, Note 7]			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	95,951	42,744	—	138,695	78,033	20,536	2,492	101,061
Equipment	4,562	3,544	—	8,106	2,484	3,013	117	5,614
	100,513	46,288	—	146,801	80,517	23,549	2,609	106,675
Cost of services	17,959	24,272	—	42,231	16,209	23,007	1,225	40,441
Cost of equipment	8,698	4,279	—	12,977	5,148	4,323	204	9,675
Selling, general and administrative expenses	21,726	16,876	2,708	40,860	19,001	15,356	8,135	42,492
Operating income (loss) before depreciation and amortization	52,580	861	(2,708)	50,733	40,159	(19,137)	(6,955)	14,067
Depreciation and amortization	20,602	13,463	39	34,104	17,026	9,637	361	27,024
Operating income (loss)	31,978	(12,602)	(2,747)	16,629	23,133	(28,774)	(7,316)	(12,957)
Acquisition of property, plant and equipment, including unpaid acquisitions	15,264	34,406	15	49,685	21,895	9,366	38	31,299
Property, plant and equipment, licenses and goodwill as at March 31, 2002 and December 31, 2001	532,389	506,670	827	1,039,886	537,739	483,604	845	1,022,188
Total assets of continuing operations as at March 31, 2002 and December 31, 2001	656,208	566,230	71,525	1,293,963	648,946	542,159	63,471	1,254,576


TIW

TELESYSTEM INTERNATIONAL WIRELESS INC.

FIRST QUARTER 2002

SUPPLEMENTARY INFORMATION

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE THREE MONTH ENDED MARCH 31,							
	2002				2001			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	52,188	8,314	—	60,502	21,554	2,068	2,492	26,114
Equipment	2,481	689	—	3,170	686	303	117	1,106
	54,669	9,003	—	63,672	22,240	2,371	2,609	27,220
Cost of services	9,768	4,721	—	14,489	4,477	2,317	1,225	8,019
Cost of equipment	4,731	832	—	5,563	1,422	435	204	2,061
Selling, general and administrative expenses	11,585	3,284	2,708	17,577	5,249	593	8,135	13,977
Operating income (loss) before depreciation and amortization	28,585	166	(2,708)	26,043	11,092	(974)	(6,955)	3,163
Depreciation and amortization	11,310	2,618	39	13,967	4,841	971	361	6,173
Operating income (loss)	17,275	(2,452)	(2,747)	12,076	6,251	(1,945)	(7,316)	(3,010)

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.

TIW'S NET DEBT POSITION AS AT MARCH 31, 2002 AND OTHER DATA (UNAUDITED)

(in thousands of U.S. dollars)

	Investee Level				TIW's Net Debt	
	Paid-in Capital $	Debt $	Cash $	Net Debt $	Consolidated $	Proportionate $
Investees						
Central & Eastern Europe						
MobiFon	270,556	261,848	47,441	214,407	214,407	116,543
TIW Czech	322,105	—	336	(336)	(336)	(68)
Český Mobil	333,646	366,194	15,694	350,500	350,500	68,165
Corporate [1]	185,332	—	118	(118)	(118)	(101)
					566,453	184,539
Other	65,509	—	969	(969)	(293)	(293)
Total Investees					564,160	184,246
Corporate	1,302,783	288,493	44,127	244,366	244,366	244,366
Total					808,526	428,612

(1) Excludes inter-company demand loans

OUTSTANDING SHARE DATA AS AT APRIL 30, 2002

The following represents all equity shares outstanding and the number of Subordinate Voting Shares into which all securities are convertible, exercisable or exchangeable:

	Subordinate Voting Share
Subordinate Voting Shares outstanding	467,171,780
Preferred Shares outstanding	35,000,000
Convertible instruments and other	
Outstanding granted employees and director's stock options	425,620
Warrants	34,490,983
Units	2,427,767
Convertible Equity Subordinated Debentures	284,091
	539,800,241

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.



Name: Margriet Zwarts
Title: General Counsel and Secretary

Date: May 27, 2002

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